January 20, 2015

Via EDGAR

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

Re:	Iconix Brand Group, Inc. (the “Company,” “We” or “Us”)

Form 10-K for the Year Ended December 31, 2013

Filed February 27, 2014

Response dated December 26, 2014

File No. 001-10593

Dear Ms. Jenkins:

This letter is in response to the Staff’s letter to the Company of January 14, 2015 (the “Comment Letter”) addressed to me, the Company’s Chief Financial Officer, regarding the Company’s Form 10-K for the year ended December 31, 2013, as amended on Form 10-K/A (collectively, the “Form 10-K”) and the Company’s Form 8-K filed October 29, 2014 (the “Form 8-K”). The Company’s responses below have been numbered to correspond to the comments contained in the Comment Letter. Based upon both the Comment Letter and the responses provided below, the Company believes that no amendment to its previously filed Form 10-K or Form 8-K is required. For ease of reference, the Staff’s comment appears in boldface immediately preceding the Company’s response.

Form 10-K for the Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data, page 45

Note 1. Summary of Significant Accounting Policies, page 69

Goodwill and Other Intangibles, page 72

1.	We note your response to comment one from our letter dated December 15, 2014. Please further explain to us the following:

•	Clarify how the divisions’ budgeted revenues and expenses (data used in determining budgeted EBITDA) compared to actual amounts are reviewed by the CODM to assess division performance throughout the year, and to annually assess the performance of division executives. In connection with this, describe the level of such information the CODM receives in weekly status reports from the division executives and in the performance reporting package reviewed by the CODM “typically on a monthly basis.” If the CODM does not receive performance data related to actual expenses at the division level, explain the rationale therefor.

Ms. Tia L. Jenkins

Securities and Exchange Commission

January 20, 2015

Response:

The CODM reviews actual revenues to budgeted revenues typically on a monthly basis. The CODM uses this review to periodically assess the performance of the Company’s brands. As part of the CODM’s annual assessment of a division executive’s performance, a division’s actual EBITDA is reviewed for the full year by the CODM and compared to the division’s budgeted EBITDA. Weekly status reports are primarily non- financial and provided to the CODM by division executives in an outline or narrative format via email, and are used by the CODM to understand the initiatives and issues the division executive is working through on a brand level, augmenting the CODM’s monthly review of actual revenues to budgeted revenues. Expenses for each division primarily consist of advertising/marketing and compensation. Budgeted compensation expense is monitored by the CODM through the CODM’s ultimate approval of all new hires, raises, stock grants and bonuses. In the case of advertising/marketing, any material initiative is submitted to the CODM for approval and in all cases, if there is a request to spend above the budgeted amount for a specific brand, the CODM’s approval is required and the excess amount is often reallocated from another brand to keep the overall advertising/marketing forecasted spend static as compared to the budget. Historically (excluding acquisitions), on an annual basis actual advertising/marketing expense and actual compensation expense have not been materially different as compared to budget. Further, the CODM signs all payments to third parties of $20,000 (twenty-thousand dollars) or more. Due to the level of involvement of the CODM in approving these material expenses, we believe the expenses are tightly controlled and therefore the CODM does not receive performance data related to actual expenses at the division level on more than an annual basis.

•	Tell us when and how the CODM is informed of budget variances and describe to us the nature of the communications to address budget variances, including the frequency of, level of detail discussed and parties involved in those communications.

Response:

With respect to revenue, the CODM is informed of variances on a monthly basis through his review of the monthly revenue package. For the year ended December 31, 2013, 71% of licensing revenue consisted of amounts that were subject to minimum guaranteed amounts payable by our licensees; as such, the number of material variances from budget was limited. Our business model shifts much of the day-to-day operations of a consumer goods company to our third party licensees. Division executives are focused on long-term business development and strategy to monetize brands, and have minimal impact on day-to-day results. With respect to expenses, the CODM is informed of budget variances for the consolidated results of the Company on a quarterly basis. The finance department communicates to the CODM those expenses (indicating which brand and or division it relates to) that materially differ from budgeted amounts. The CODM may follow up with additional questions with the division executive as necessary.

•	Identify the person(s) who approve mid-year or intra-period changes in division budgets, and the level at which those changes are proposed and approved.

Ms. Tia L. Jenkins

Securities and Exchange Commission

January 20, 2015

Response:

The annual budget is set in the fourth quarter of the preceding fiscal year and is not adjusted or changed in any way after its approval by the Board of Directors.

•	Describe the relationship between the various brands/licenses and the Company’s divisions by providing us a chart that identifies the brands and licenses for each division.

Response:

See attached Exhibit 1 for a chart showing the relationship between the various brands/licenses and the Company’s divisions.

•	Explain the rationale for awarding performance-based compensation to the women’s brands and men’s brands executives based on their budgeted amounts rather than actual results achieved by their respective divisions.

Response:

Performance based compensation at the divisional level is not based on budgeted amounts as previously communicated in our response to the Staff’s comment letter, dated December 26, 2014. Rather, performance-based compensation at the division level is based on the actual achievement of specific divisional EBITDA targets. These targets are set and priced at the time the executive signs their employment contract. Annual targets for the term of the employment contract are determined by applying a growth rate to an agreed upon base year, typically the prior full year results.

•	Explain why all division executives earn a discretionary bonus except for the president of the men’s brands.

Response:

Each division executive’s compensation arrangement is negotiated separately and is unique to the position and the qualifications of the individual.

•	Describe the factors used in determining the discretionary bonuses and whether the CODM determines the amount of those bonuses.

Response:

The CODM ultimately determines and approves the amount of all discretionary bonuses and exercises final approval of each employee’s discretionary bonus. Factors considered in the CODM’s assessment of an employee’s discretionary bonus include the quality of performance of the employee’s core responsibilities as well as a demonstration of hard work, leadership and collaboration.

Ms. Tia L. Jenkins

Securities and Exchange Commission

January 20, 2015

We continue to believe we operate as a single integrated business, and as such have one operating segment, which is also used as the reporting unit for purposes of evaluating goodwill impairment. As noted in our earlier response, we believe the operating segment has several components which meet the aggregation criterion set forth in Accounting Standards Codification (“ASC”) 350-20-35-35 and further described in ASC 280-10-50. To increase the transparency of how we operate the Company, we propose, in Management’s Discussion and Analysis and the notes to the financial statements in future filings, to display revenue by division, which for the years ended December 31, 2013 and 2012 were as follows:

	2013	2012
Mens	$168,927	$103,701
Womens	146,506	126,391
Home	42,245	42,404
Entertainment	74,949	81,322

Total revenues	$432,626	$353,818

Note 3. Acquisitions, Joint Venture and Investments, page 75

Acquisitions, page 75

2.	We note in your response to comments two, three and five from our letter dated December 15, 2014 that you believe the gains recognized from each of the transactions referenced in those comments are appropriately captured within the licensing and other revenue line item to reflect how you execute your business model. Please further explain to us how you considered the definition of revenues (paragraph 78) and gains (paragraph 82) in FASB Concept Statement No. 6 to arrive at your conclusion, including why you believe that each of these transactions represent activities that constitute your ongoing major or central operations rather than peripheral or incidental transactions.

                Response:

Regarding FASB Concept Statement No. 6, paragraph 78 notes in its definition of revenues that revenues may include “other activities that constitute the entity’s ongoing major or central operations”. We believe that, collectively, each element of our comprehensive approach to monetizing our brands, including but not limited to direct-to-retail license arrangements, wholesale license arrangements, joint ventures and opportunistic sales of specific categories or territories, is paramount to the successful execution of our business model. We do not believe any one specific way to monetize a brand is indicative of our ongoing or central operations, but rather this comprehensive approach is collectively pursued in an opportunistic manner that maximizes a shareholder’s return on the Company’s investment in its brands. Regarding paragraph 82 and in furtherance in explaining our business model, the gains the Company recognized on its sales of trademarks and joint venture formations are not “peripheral or incidental transactions” of the Company but key elements to the comprehensive approach of our business model of monetizing our brands in an opportunistic manner.

Nevertheless, to increase the transparency of our consolidated income statements for readers of our financial statements, the Company proposes, in future filings, to bifurcate “licensing and other revenue” to “licensing revenue” and “other revenue”, consisting of the gains on formations of joint ventures and sales of trademarks, illustrated as follows:

Ms. Tia L. Jenkins

Securities and Exchange Commission

January 20, 2015

	2013	2012
Licensing revenue	$398,047	$341,685
Other revenue	34,579	12,133

Total revenues	$432,626	$353,818

Items 2.02, 5.07 and 9.01 Form 8-K filed October 29, 2014

Exhibit 99.1

3.	We note the non-GAAP reconciliations to Free Cash Flow from Net Income, and Free Cash Flow from Cash Flow from Operations included in your Form 8-K. We further note the disclosures on page seven and twelve of your September 30, 2014 Form 10-Q, and it appears to us that a significant portion of the $44.9 million gain on sale of trademarks for the nine months ended September 30, 2014 (page six) remains due to the Company from its joint venture partner, LF Asia, in the form of a note receivable and was not received in cash as of September 30, 2014. Please tell us whether your free cash flow measure for the nine months ended September 30, 2014 includes the non-cash portion of the gain on sale of trademarks, and also provide us with a reconciliation of the amounts included in the net change in balance sheet items of $53.8 million for the nine months ended September 30, 2014 that is included in the free cash flow reconciliation from cash flow from operations in your Form 8-K. To the extent that your free cash flow for the nine months ended September 30, 2014 includes any non-cash gains on the sale of trademarks, tell us why these amounts are included given your definition of free cash flow in footnote (5).

                Response:

We do not believe the notes receivable referenced in the Staff’s comment are non-cash items as it relates to our Free Cash Flow. Our Free Cash Flow excludes changes in balance sheet items, including those timing differences represented by notes receivable on sales of trademarks. In our definition of Free Cash Flow, non-cash items include items such as depreciation and amortization, stock compensation expense, non-cash re-measurement gains or losses on investments, and non-cash income taxes for permanent tax differences that will never be cash realized. Cash received at closing on the formation of joint ventures and sale of trademarks has historically been 20%-100% of the total sale price. As the remaining amounts due, i.e. the notes receivable, are expected to convert to cash as per the agreed payment schedule (typically two to three years from closing), and the obligors are large companies with exemplary credit profiles (e.g. Global Brands Group, f.k.a. LF Asia, formerly a division of Li & Fung), we do not categorize our timing differences as, fundamentally, non-cash items. Similarly, in the case of our licensing revenues, we do not exclude from Free Cash Flow any earned revenues from licenses due to be paid subsequent to the end of the applicable reporting period. In furtherance of our definition of non-cash items and by way of example, Free Cash Flow for the nine months ended September 30, 2014 excluded a gain on the re-measurement of our original investment in our Latin America joint venture, a gain which did not at the time, and will not in the future, result in the receipt of cash (see Note 3 of Notes to Unaudited Condensed Consolidated Financial Statements in our Form 10-Q filed November 7, 2014 for further explanation of this transaction.) The ability to monetize these notes receivable through a factor or similar arrangements and realize the cash is an option readily available to the Company. As such, each gain on the sale of trademarks is included in our Free Cash Flow in its entirety in the period the gain is recognized, irrespective of the payment schedule of the note receivable. The Company continues to believe that Free Cash

Ms. Tia L. Jenkins

Securities and Exchange Commission

January 20, 2015

Flow is useful, both to management and to investors, because it provides supplemental information in evaluating the Company’s financial condition. We believe this methodology is important to how management evaluates the Company and reflects how each element (e.g. licensing, formation of joint ventures and sales of trademarks) of our comprehensive approach to monetizing our brands (as described in our response to the Staff’s comment #2 of the Comment Letter) is key to executing our business model.

The Company proposes, in future filings, to further clarify its definition of Free Cash Flow, underlined in the following:

Free Cash Flow, a non-GAAP financial measure, represents net income before depreciation, amortization, non-cash compensation expense, bad debt expense, net equity earnings from certain joint ventures, non-cash income taxes, non-cash interest related to convertible debt, non-cash non-recurring gains and charges, less capital expenditures. Free Cash Flow excludes any changes in Balance Sheet items (including the timing of payments to be received on long-term receivables) mandatory debt service requirements and other non-discretionary expenditures. Free Cash Flow should not be considered in isolation, as a measure of residual cash flow available for discretionary purposes, or as an alternative to operating results presented in accordance with GAAP. The Company believes Free Cash Flow is useful because it provides supplemental information to assist investors in evaluating the Company’s financial condition.

Furthermore, in future filings the Company will quantify the change in long-term receivables as a footnote to the reconciliations of Free Cash Flow.

The following is a reconciliation of the net change in balance sheet items in our Free Cash Flow as presented in the Form 8-K:

	Nine months ended September 30,
	2014	2013
Accounts receivable	$25,117	$25,995
Other assets—current	56,340	639
Other assets	1,641	(942)
Deferred revenue	(216)	(13,722)
Accounts payable and accrued expenses	(29,036)	(8,154)

Net change in balance sheet items	$53,846	$3,816

Should you have any questions or comments concerning this response to your comment letter, please contact either Jeff Lupinacci (telephone 212.819.2069 or email jlupinacci@iconixbrand.com), or Brian Snyderman (telephone 212.819.2114 or email bsnyderman@iconixbrand.com).

Ms. Tia L. Jenkins

Securities and Exchange Commission

January 20, 2015

Sincerely,

/s/ Jeff Lupinacci
Jeff Lupinacci
Chief Financial Officer

cc:	Myra Moosariparambil

John Archfield

Brian Snyderman

BDO USA, LLP; attn: Lawrence Shapiro

Exhibit 1

ICONIX BRANDS AND TOP LICENSEES BY DIVISION

WOMEN’S DIVISION
Brand	Top Licensees
Candies:	Kohls (DTR US)
Viva (Eyewear Worldwide)
Futurehead (Phillipines)

Bongo:	Kmart/Sears (DTR US)
Viva (Eyewear Worldwide)

Badgley Mischka:	MJCLK (Couture US)
Titan (Footwear US)
Bagstage (Handbags US)

Joe Boxer:	Kmart/Sears (DTR US)

Rampage:	ES Originals (Footwear US)
Viva (Eyewear US)
Vandales (Intimates)

Mudd:	Kohl’s (DTR US)
Nishmatsuya (DTR Japan)

London Fog:	Leisure (Luggage US)
Amerex (Kids Outerwear US)
Mondani (Handbags US)

Mossimo:	Target (DTR US)
Lunada Bay (Swimwear US)
Die Hard (Australia)

OP:	Walmart (DTR US)
Clearvision (Eyewear WW)
MGS Sports Trading (Israel)

Danskin:	Walmart (DTR US)
DJM (Activewear US)
Jacque Moret (Freestyle US)

Buffalo:	Buffalo Intl (Master US)
Doris Hosiery (Hosiery/Intimates)
Alkaren (Latin America)

Material Girl:	Macy’s (DTR US)
Coty (Fragrance WW)
Hudson Bay (DTR Canada)

MEN’S DIVISION
Brand	Top Licensees
Rocawear:	Li & Fung (Kids US)
Roc Apparel (Apparel US)
Oved (Big & Tall US)

Starter:	Walmart (DTR US)
G3 Apparel(Co-Branded US)
McKinney (Black Label US)

Ecko:	3TAC (Master)
Wear Me/Kids HQ (Kids US)
Parlux Fragrance (US)

Zoo York:	Wear Me/Kids HQ (Kids US)
3TAC (Master)
Geneva (Watches US)

Ed Hardy:	New Wave Fragrances
Philip Simon (Footwear)
Revolution Eyewear

Umbro:	Umbro International/Nike
Descente (Japan/Korea)
Dass (Brazil)
Scan Trade Sales (Norway)

Lee Cooper:	RNA Resources (Mid East)
Future Group (Apparel India)
Sports Direct (DTR UK)

Artful Dodger:	NXLVL (Apparel US)

Modern Amusement:	Pac Sun (DTR US)
Ultimate Creative (Australia)

BBC & Ice Cream:	Number of Names (UK, Mid East)
BBC Retail & Internet
Senka West (Japan)

HOME
Brand	Top Licensees
Royal Velvet	JC Penney (DTR US)

Charisma:	Costco (DTR US)
Next Creations (High End US)
Springs (Canada)

Cannon:	Kmart/Sears (DTR US)
Li & Fung
Bycop (Master Mid East)

Fieldcrest:	Target (DTR US)

Waverly:	P Kauffman (Fabrics US)
Ellery (Bedding US)
Enchante (Accessories US)

Sandra Lee:	Kmart/Sears (DTR US)
Publix (DTR US)

Sharper Image:	Homedics (Electronics US)
EB Giftware
Emson Housewares

ENTERTAINMENT
Brand	Top Licensees
Peanuts:	ABC (TV US)
Met Life (Insurance WW)
Hallmark (Greeting Cards WW)
Universal Studios (Theme Park Japan)
Uniqlo (DTR WW)
Cedar Fair (Theme Parks)